Exhibit 99.1

Greenbrook TMS Reports Record Fiscal 2021 Operational and Financial Results

TORONTO--(BUSINESS WIRE)--March 31, 2022--Greenbrook TMS Inc. (TSX: GTMS, NASDAQ: GBNH) (“Greenbrook” or the “Company”), today announced its fourth quarter 2021 (“Q4 2021”) and year-end 2021 (“Fiscal 2021”) operational and financial results. All values in this news release are in United States dollars, unless otherwise stated.

FISCAL 2021 OPERATIONAL AND FINANCIAL HIGHLIGHTS

  Fiscal 2021 revenue increased by 21% to a record $52.2 million, up $9.1 million as compared to 2020 fiscal year-end (“Fiscal 2020”).
  Record high patient starts and TMS treatment volumes in Fiscal 2021. Patient starts increased by 18% to 6,429 as compared to Fiscal 2020 and TMS treatment volumes increased by 15% to 226,286 as compared to Fiscal 2020.
  Average revenue per treatment increased by 5% to $231 in Fiscal 2021 as compared to Fiscal 2020.
  Fiscal 2021 resulted in an entity-wide regional operating loss of $0.3 million, down 51% as compared to Fiscal 2020. The loss for the period and comprehensive loss decreased by 18% to $24.9 million in Fiscal 2021 as compared to Fiscal 2020.
  The Company began offering Spravato® (esketamine nasal spray) therapy at select TMS treatment centers (“TMS Centers”) in January 2021. The Company now offers Spravato® at 23 TMS Centers across the United States, building on the long-term business plan of utilizing our TMS Centers as platforms for the delivery of innovative treatments to patients suffering from Major Depressive Disorder and other mental health disorders.
  The Company completed the acquisition of Achieve TMS East, LLC and Achieve TMS Central, LLC (the “Achieve TMS East/Central Acquisition”), which included the acquisition of 17 active TMS Centers in the United States.
  The Company added 31 active TMS Centers during Fiscal 2021, including 17 active TMS Centers acquired in connection with the Achieve TMS East/Central Acquisition, with an additional two TMS Centers in development, bringing the total Company network to 149 TMS Centers as at December 31, 2021, representing an increase of 19% as compared to Fiscal 2020.
  The Company completed the listing of its common shares on the NASDAQ Stock Market LLC (“NASDAQ”). Trading on the NASDAQ commenced on March 16, 2021 under the symbol “GBNH”.

FOURTH QUARTER 2021 OPERATIONAL AND FINANCIAL HIGHLIGHTS

  Q4 2021 revenue increased by 42% to a record $14.0 million, up $4.1 million as compared to the fourth quarter of Fiscal 2020 (“Q4 2020”).
  New patient starts increased by 17% to 1,667 as compared to Q4 2020 and TMS treatment volumes increased by 13% to 61,416 as compared to Q4 2020.
  Q4 2021 resulted in an entity-wide operating income of $0.04 million, up $2.09 million as compared to an entity-wide operating loss of $2.05 million in Q4 2020.

Bill Leonard, President and Chief Executive Officer of Greenbrook commented:

“Despite the challenges we faced over the past two years, we saw continued growth in both revenue and patient treatments. We believe that the demand for treatment of mental health disorders is at an all-time high and we have the right platform to serve this unmet need. Our Spravato® program adds to our repertoire of innovative treatments, building on the Company’s long-term business plan of utilizing its center network as a platform to serve patients suffering from Major Depressive Disorder and other mental health disorders.” Bill continued: “We are extremely proud of our dedicated team that continued to deliver the highest level of patient care in a very challenging operating environment. We are excited to continue our growth plans through 2022, with specific focus on enhanced utilization of our established TMS Center platform.”

SELECTED ANNUAL AND QUARTERLY FINANCIAL AND OPERATING RESULTS (1)

Selected Financial Results

(US$)	Q4 2021 (unaudited)	Q4 2020 (unaudited)	Fiscal 2021 (audited)	Fiscal 2020 (audited)
Total revenue	14,047,452	9,913,552	52,198,084	43,129,179
Regional operating income (loss)	43,741	(2,050,168)	(277,981)	(567,986)
Loss before income taxes	(6,833,240)	(8,759,528)	(24,859,918)	(30,402,721)
Loss for the year and comprehensive loss	(6,833,240)	(8,759,528)	(24,859,918)	(30,402,721)
Loss attributable to the common shareholders of Greenbrook	(6,831,859)	(8,391,630)	(24,751,488)	(29,663,540)
Net loss per share (basic and diluted)(2)	(0.34)	(0.60)	(1.60)	(2.32)
__________
Notes:
(1) Please note that additional selected consolidated financial information can be found at the end of this press release.
(2)

On January 12, 2021, the shareholders of the Company approved a special resolution for an amendment to the Company’s articles and authorized a consolidation (the “Share Consolidation”) of the Company’s outstanding Common Shares on the basis of one (1) post-consolidation Common Share for every five (5) pre-consolidation Common Shares. The Share Consolidation was completed on February 1, 2021. The Company has retrospectively presented net loss per share calculations reflecting the number of Common Shares outstanding after giving effect to the Share Consolidation

Selected Operating Results

	As at December 31,	As at December 31,
(unaudited)	2021	2020
Number of active TMS Centers(1)	147	116
Number of TMS Centers-in-development(2)	2	9
Total TMS Centers	149	125
Number of management regions	15	13
Number of TMS Devices installed	234	198
Number of regional personnel	386	305
Number of shared-services / corporate personnel(3)	44	49
Number of TMS providers(4)	135	117
Number of consultations performed(5)	14,108	11,305
Number of patient starts(5)	6,429	5,445
Number of treatments performed(5)	226,286	195,992
Average revenue per treatment(5)	$231	$220

__________
Notes:
(1)	Active TMS Centers represent TMS Centers that have performed billable TMS services during the applicable period.
(2)	TMS Centers-in-development represents TMS Centers that have committed to a space lease agreement and the development process is substantially complete.
(3)	Shared-services / corporate personnel is disclosed on a full-time equivalent basis. The Company utilizes part-time staff and consultants as a means of managing costs.
(4)	Represents clinician partners that are involved in the provision of TMS therapy services from our TMS Centers.
(5)	Figure calculated for the applicable period ended.

For more information, please refer to the Management’s Discussion & Analysis of Financial Condition and Results of Operations (“MD&A”) and the consolidated financial statements of the Company for the fiscal years ended December 31, 2021, 2020 and 2019. These documents, and the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 (the “Annual Report”), will be available on the Company’s website at www.greenbrooktms.com, under the Company’s SEDAR profile at www.sedar.com and under the Company’s EDGAR profile at www.sec.gov. Shareholders may receive a hard copy of the Annual Report free of charge upon request.

CONFERENCE CALL AND WEBCAST

Fourth Quarter and Year End 2021 Conference Call Details:

Bill Leonard, President and Chief Executive Officer, and Erns Loubser, the Chief Financial Officer, will host a conference call at 10:00 a.m. (Eastern Time) on April 1, 2022 to discuss the financial results for the fourth quarter and year end.

Toll Free North America: 1-866-521-4909
Toronto: 647-427-2311

Webcast:

For more information or to listen to the call via webcast, please visit: www.greenbrooktms.com/investors/events

For those that plan on accessing the conference call or webcast, please allow ample time prior to the call time.

Conference Call Replay:

Toll Free (North America): 1-800-585-8367
Toronto: 416-621-4642
Passcode: 6080804

The conference call replay will be available beginning at 1:00 p.m. ET on March 31, 2022 until 11:59 p.m. on April 30, 2022.

About Greenbrook TMS Inc.

Operating through 149 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 790,000 TMS treatments to over 22,000 patients struggling with depression.

Cautionary Note Regarding Forward-Looking Information

Certain information in this press release, including with respect to the Company’s future financial and/or operating performance, the Company’s expectations regarding the impact of the Achieve TMS East/Central Acquisition on our business, the continued roll-out of the Spravato® offering at additional TMS Centers and its future growth prospects, constitute forward-looking information within the meaning of applicable securities laws in Canada and the United States, including the United States Private Securities Litigation Reform Act of 1995. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, the factors described in greater detail in the “Risk Factors” section of the Company’s Annual Report, in the “Risks and Uncertainties” section of the Company’s MD&A (included in the Annual Report) and in the Company’s other materials filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

(audited) (US$)	Fiscal 2021	Fiscal 2020	Fiscal 2019
Total revenue	52,198,084	43,129,179	35,685,531

Direct center and patient care costs	27,592,735	21,743,256	17,368,894
Regional employee compensation	12,278,518	9,798,901	7,122,556
Regional marketing expenses	6,765,806	6,446,798	2,705,891
Depreciation	5,839,006	5,708,210	4,031,375
Total direct center and regional costs	52,476,065	43,697,165	31,228,716
Regional operating income (loss)	(277,981)	(567,986)	4,456,815
Center development costs	862,386	529,933	1,466,119
Corporate employee compensation	13,145,385	10,195,949	7,063,682
Corporate marketing expenses	623,560	1,030,196	1,934,227
Transaction costs	426,006	-	385,674
Other corporate, general and administrative expenses	6,472,003	3,919,216	6,987,763
Share-based compensation	879,439	591,384	690,230
Amortization	555,000	463,332	122,269
Interest expense	4,761,443	2,806,286	1,822,442
Interest income	(14,689)	(20,990)	(163,302)
Earn-out consideration	-	10,319,429	-
Forgiveness of loan payable	(3,128,596)	-	-
Loss before income taxes	(24,859,918)	(30,402,721)	(15,852,289)
Income tax expense	-	-	-
Loss for the year and comprehensive loss	(24,859,918)	(30,402,721)	(15,852,289)
Income (loss) attributable to non-controlling interest	(108,430)	(739,181)	57,590
Loss attributable to the common shareholders of Greenbrook	(24,751,488)	(29,663,540)	(15,909,879)
Net loss per share (basic and diluted) (1)	(1.60)	(2.32)	(1.48)
__________
Note:
(1) The Company has retrospectively presented net loss per share calculations reflecting the number of Common Shares outstanding after giving effect to the Share Consolidation.
	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020
(unaudited)(US$)
Revenue	14,047,452	13,130,245	13,707,212	11,313,175	9,913,552	12,006,570	9,788,555	11,420,502
Regional operating income (loss)	43,741	249,057	921,339	(1,492,118)	(2,050,168)	967,584	(225,198)	739,796
Net loss attributable to common shareholders of Greenbrook	(6,831,859)	(3,517,250)	(6,775,825)	(7,626,554)	(8,391,630)	(7,636,132)	(9,477,505)	(4,158,274)
Net loss per share – Basic(1)	(0.34)	(0.22)	(0.48)	(0.56)	(0.60)	(0.57)	(0.76)	(0.39)
Net loss per share – Diluted(1)	(0.34)	(0.22)	(0.48)	(0.56)	(0.60)	(0.57)	(0.76)	(0.39)
__________
Note:
(1) The Company has retrospectively presented net loss per share calculations reflecting the number of Common Shares outstanding after giving effect to the Share Consolidation.

Contacts

Glen Akselrod
Investor Relations
Greenbrook TMS Inc.

Contact Information:
investorrelations@greenbrooktms.com
1-855-797-4867